November 26th, 2014

Lyn Shenk,
Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E., Washington, D.C. 20549.

Re:	Capital Product Partners L.P. Form 20-F for Fiscal Year Ended December 31, 2013 Filed February 18, 2014 File No. 001-33373

Dear Ms. Shenk:

On behalf of Capital Product Partners L.P. (the “Company”), this letter responds to the comment of the staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter of November 13, 2014.

The response set forth in this letter is the response of the Company.  The Staff’s comment is set forth in boldface type.  The Company’s response follows the Staff’s comment.

Notes to the Consolidated Financial Statements, page F-8

Note 13. Partners’ Capital, page F-41

1.
We note that certain holders of Class B Convertible Preferred Units converted 5,733,333 of their units into Common Units during 2013, presumably at the specified conversion price per share of $9. Please tell us how the conversion was recorded in greater detail and how the conversion was reported in the consolidated statement of changes in partners’ capital.

CAPITAL PRODUCT PARTNERS L.P.
3 lassonos St., Piraeus  18537, GREECE, Tel: +30 21 0 4584950,
Fax: +30 210  4284285, E-mail: info@capitalpplp.com, www.capitalpplp.com

Response:  During May and June 2012, and March 2013, the Company entered into a Class B Convertible Preferred Unit Subscription Agreement with various investors.  In accordance with these agreements, the Company issued an aggregate of 24,655,554 Class B Convertible Preferred Units (the “Class B Units”) at the conversion price of $9 per Class B Unit (an effective conversion rate of one Common Unit per one Class B Unit). The net proceeds received by the Company totaled (in thousands) $208,976.

During 2013, 5,733,333 of the Class B Units were converted into Common Units per the terms stated above, amounting to (in thousands) $50,318.

The Company respectfully advises the Staff that the Company inadvertently omitted to record the reclassification with respect to the conversion of the Class B Units into Common Units in its books and, as such, this reclassification is not reflected in its consolidated balance sheet as of December 31, 2013 and in the Company’s consolidated statements of changes in partners’ capital as between December 31, 2012 and December 31, 2013.  Specifically, in the Company’s consolidated balance sheet as of December 31, 2013, the amounts in respect of the line items “Limited Partners - Common (88,440,710 and 69,372,077 units issued and outstanding at December 31, 2013 and 2012, respectively)” and “Limited Partners - Preferred (18,922,221 and 15,555,554 Class B units issued and outstanding at December 31, 2013 and 2012, respectively)”, should total (in thousands) $609,473 and $162,703, respectively, as compared with the as-filed figures of $559,155 and $213,021, respectively.

The amount of total partners’ capital (in thousands) of $781,426 is unchanged, and no other financial statement line items were impacted by this reclassification, including net income per Common Unit (basic and diluted), as the converted Class B Units were included in the calculation.

In the Company’s consolidated statements of changes in partners’ capital as between December 31, 2012 and December 31, 2013, a new line item reflecting the conversion of the Class B Units to Common Units should be included, resulting in (in thousands) an increase of $50,318 to the Company’s common limited partners’ balance at December 31, 2013, and an equivalent decrease of $50,318 to the Company’s preferred limited partners’ balance as at the same date.  Thus, as in the Company’s consolidated balance sheet as of December 31, 2013, the amounts in respect of the Company’s common limited partners and the Company’s preferred limited partners, each at December 31, 2013, should total (in thousands) $609,473 and $162,703, respectively, as compared with the as-filed figures of $559,155 and $213,021, respectively, but the amount of total partners’ capital (in thousands) of $781,426 is unchanged.

As discussed below, the Company has concluded that this error is not material and will correct its disclosure in its Form 20-F for the fiscal year ending December 31, 2014. Annex A sets out our proposed disclosure.

In evaluating whether the error was material, the Company evaluated both quantitative and qualitative factors in accordance with the guidance in SEC Staff Accounting Bulletin No. 99 – Materiality, and SEC Staff Accounting Bulletin No. 108 – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.

Materiality is defined in the Statement of Financial Accounting Concepts No. 2 as follows:  “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item”.

Correction of this error will result only in a reclassification within the Company’s equity, by increasing the Common Units by (in thousands) $50,318 and decreasing the Preferred Units by the same amount.  Such reclassification does not have any effect on (i) the Company’s compliance with its loan covenants; (ii) the Company’s earnings per unit, as the total number of units has been calculated accurately along with the weighted average units; (iii) voting rights of the Company’s unitholders, given that the total number of units has been calculated accurately; (iv) the ratios users of the Company’s financial statements would believe are significant; or (v) the Company’s total equity.  Based upon the factors discussed above, the Company concluded that there was not a substantial likelihood that a reasonable person relying upon the Company’s financial statements would have been influenced by the corrections.

In light of the foregoing, the Company respectfully requests that the Staff accept the Company’s proposal to correct such data in its future Form 20-F filing for the fiscal year ending December 31, 2014.

In addition, the Company has reviewed the facts and circumstances related to the omission of the reclassification of these units, including considering the significance of the potential misstatement and whether there was a reasonable possibility that our controls would fail to prevent, or detect and correct a material misstatement of an account balance or disclosure.

Based on this review, we concluded that an enhancement to our control environment will be sufficient to effectively address such instances in the future.  In reaching this conclusion, we considered the actual amount of the error and the fact that it was a reclassification between two components within Partners Capital, and did not have an effect on Total Partners capital, Partnership’s net income or Net income per unit.

* * * * *

Please do not hesitate to contact me at +30 (210) 4584 950 if you have any questions regarding the foregoing.

CAPITAL PRODUCT PARTNERS L.P.
By: Capital GP L.L.C., its general partner
/s/ Petros Christodoulou
Name: Petros Christodoulou
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

cc:	Andrew Mew
Stephen Kim
Doug Jones

(Securities and Exchange Commission)

Analia Kokkoris
(Deloitte Hadjipavlou Sofianos & Cambanis S.A.)

Jay Clayton
Vijay S. Iyer

Jeffrey A. Mason (Sullivan & Cromwell LLP)

Annex A1

Consolidated Statement of Changes in Partners’ Capital
(In thousands of United States Dollars)

	General Partner	Limited Partners Common	Limited Partners Preferred	Total	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2013	$ 9,250	$559,155	$213,021	$781,426	—	$781,426
Distributions declared and paid (distributions per common and preferred unit) (Note 13)					—
Partnership’s net income					—
Issuance of Partnership’s units (Note 13)	—				—
Reclassification of Class B preferred units to common units (refer to Note XX)	—	50,318	(50,318)	—	—	—
Balance at December 31, 2014

Note XX

Immaterial reclassification

As noted in Note 13, during the year ended December 31, 2013, various holders of the Class B Units converted 5,733,333 Class B Units into Common Units valued at $50,318.  The Company did not reflect the value of this conversion in its Consolidated Statements of Changes in Partners’ Capital for the year ended December 31, 2013 and its Consolidated Balance Sheet as at December 31, 2013.  Total Partners’ Capital remained unchanged as the reclassification impacted only the Company’s Limited Partners - Common and the Company’s Limited Partners - Preferred, and no other financial statement line items were impacted by this reclassification.  This includes net income per Common Unit (basic and diluted), as the converted Class B Units were appropriately included in the net income per unit calculation.

Management has quantitatively and qualitatively evaluated the materiality of the error and has determined that the misstatement was immaterial to the annual financial statements for the year ended December 31, 2013.

Accordingly, the reclassification was recorded prospectively in the Company’s Consolidated Statements of Changes in Partners’ Capital and its Consolidated Balance Sheet as at and for the year ended December 31, 2014, which resulted in an increase of $50,318 to the Company’s Limited Partners - Common and an equivalent decrease of $50,318 to the Company’s Limited Partners Preferred.

______________

1	The financial data that is not included in the table above will be inserted in the Company’s Form 20-F for the fiscal year ending December 31, 2014 once audited figures become available.